SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

Telephone: 91 9820600 700

                                                                                                                                      April 4, 2008
 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:      Sona Resources, Inc. (the “Company”)
           Registration Statement on Form SB-2
                           Filed January 31, 2008
           File No. 333-148959

We acknowledge receipt of the Staff’s comment letter of February 22, 2008 respecting our Registration Statement on Form SB-2 identified in the caption above.

By virtue of the recent rule change we have forwarded, electronically, one ‘red-line’ copy of Amendment #1 to our S-1, for ease of reference to the changes made to the document.    If the Staff also wishes us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of February 22, 2008.  Please note that all page references below refer to the enclosed copy of Amendment #1 to our S-1:

General

1.  As noted above, we have filed Amendment #1 on Form S-1 in or capacity as a ‘Smaller reporting company".

2.  We have now provided consistent disclosure regarding our working capital position.  Specifically in MD&A or Plan of Operations, page 13, we corrected the reference to ‘cash on hand’, being $10,343, and added a reference to ‘working capital’ which is $7,408 as of December 31, 2007.

With respect to your comment respecting ‘working capital’ as presented in the Balance Sheet to our audited financial statements, on page 35, is presented in accordance with USGAAP.  Working Capital is determined by subtracting $2,935 (being ‘Current Liabilities’, excluding those owed to ‘Related Parties’) from Cash of $10,343 (i.e. $10,343 - $2,935 = Working Capital of $7,408).

3.  We have clarified our disclosure in the context of our available working capital and cash required during the next twelve months.

In summary, on April 1, 2008, I entered into a formal agreement (the “Loan Agreement”) with the Company whereby I will advance (in addition to the $5,933 I have already advanced) up to $25,000 to the Company over the forthcoming twelve months (12) should we be unable to raise capital from other sources.
Please refer to: Exhibit 10.1.

(i)	In the ‘Summary’, see new paragraph in ‘Summary Financial Information’, page 4;
(ii)	See new ‘Risk Factor’, page 6;
(iii)	See ‘Management Discussion & Analysis’, ‘Overview’, page 13
(iv)	See ‘Description of Business’, Business Development of Issuer Since Inception’, page 18;
(v)	Certain Relationships and Related Transaction’, page 28; and
(vi)	‘Exhibits’, 10.2, being a copy of the Loan Agreement.

Cover Page

4.
As requested, we have revised disclosure on both the Cover Page and ‘Determination of Offering Price’, page 23, to reflect the fact that, for so long as there is no market for our shares, we must include a fixed price (in this case, $0.05), in reliance on Rule 430A thereby meeting the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Reg. S-K.

Management, page 23

Background of officers and directors, page 24

5.  We have added the requested disclosure for each of our officers and directors, namely for a period of at least the past five years, we have identified the principal business of any corporation in which each of our officers and directors was employed and have identified the positions held by such persons with each such employer.. See pages 23 and 24.

Exhibit 5

We have obtained and filed, as part of Amendment #1 to our S-1, a corrected opinion of counsel reflecting the correct number of shares covered by our registrations statement, namely respecting 805,500 shares of our common stock.

Other

In accordance with your request by telephone, we have conformed the signature page, of the ‘edgarized’ copy of Amendment #1 to our S-1 filed herewith, with the signed original of this registration statement, thereby properly reflecting the signatures of our directors and executive officers on the ‘hard copy’ of this registration statement.

Finally, we have corrected miscellaneous minor typographical errors in the registration statement.

We appreciate your comments and questions concerning disclosure in our S-1 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO
Per:  Ajeeta Pinheiro
 President